787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 24, 2024

VIA EDGAR

Mr. David L. Orlic, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SA JPMorgan Ultra-Short Bond Portfolio and SA PIMCO Global Bond Opportunities Portfolio, each a series of SunAmerica Series Trust
Securities Act File No. 033-52742
Investment Company Act File No. 811-07238

Dear Mr. Orlic:

On behalf of SA JPMorgan Ultra-Short Bond Portfolio and SA PIMCO Global Bond Opportunities Portfolio (the “Portfolios” and each, a “Portfolio”), each a series of SunAmerica Series Trust (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 10, 2024 regarding Post-Effective Amendment No. 132 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 133 under the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Commission on February 23, 2024.

The Staff’s comments, which are set forth below in italicized text, have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. A Post-Effective Amendment to the Registration Statement (the “Amendment”), which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

BRUSSELS CHICAGO FRANKFURT HOUSTON LONDON LOS ANGELES MILAN

MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

April 24, 2024

Comment No. 1:	Please provide your responses to the Staff’s comments and the completed fee table and expense examples for each Portfolio via EDGAR three business days prior to the effective date of the Amendment.

Response No. 1:	The Registrant confirms that it will file its responses in a correspondence filing at least three business days prior to the effective date of the Amendment.

SA JPMorgan Ultra-Short Bond Portfolio

Fees and Expenses of the Portfolio

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Portfolio. The table and the example below do not reflect the separate account fees charged in the variable annuity or variable life insurance policy (“Variable Contracts”) in which the Portfolio is offered. If separate account fees were shown, the Portfolio’s annual operating expenses would be higher. Please see your Variable Contract prospectus for more details on the separate account fees.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class 1	Class 2	Class 3
Management Fees	0.46%	0.46%	0.46%
Service (12b-1) Fees	None	0.15%	0.25%
Other Expenses	0.05%	0.05%	0.05%
Total Annual Portfolio Operating Expenses	0.51%	0.66%	0.76%

Expense Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem or hold all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same. The Example does not reflect charges imposed by the Variable Contract. If the Variable Contract fees were reflected, the expenses would be higher. See the Variable Contract prospectus for information on such charges. Although your actual costs may be higher or lower, based on these assumptions and the net expenses shown in the fee table, your costs would be:

April 24, 2024

	1 Year	3 Years	5 Years	10 Years

Class 1	$52	$164	$285	$640

Class 2	67	211	368	822

Class 3	78	243	422	942

SA PIMCO Global Bond Opportunities Portfolio

Fees and Expenses of the Portfolio

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Portfolio. The table and the example below do not reflect the separate account fees charged in the variable annuity or variable life insurance policy (“Variable Contracts”) in which the Portfolio is offered. If separate account fees were shown, the Portfolio’s annual operating expenses would be higher. Please see your Variable Contract prospectus for more details on the separate account fees.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class 1	Class 2	Class 3
Management Fees	0.63%	0.63%	0.63%
Service (12b-1) Fees	None	0.15%	0.25%
Other Expenses	0.26%	0.27%	0.26%
Interest Expenses	0.07%	0.07%	0.07%
Miscellaneous Other Expenses	0.19%	0.20%	0.19%
Acquired Fund Fees and Expenses[1]	0.01%	0.01%	0.01%
Total Annual Portfolio Operating Expenses[1]	0.90%	1.06%	1.15%
Fee Waivers and/or Expense Reimbursements[2]	0.02%	0.02%	0.02%
Total Annual Portfolio Operating Expenses After Fee Waivers and/or Expense Reimbursements[2]	0.88%	1.04%	1.13%

April 24, 2024

(1)

The Total Annual Portfolio Operating Expenses do not correlate to the ratio of expenses to average net assets provided in the Financial Highlights table which reflects operating expenses of the Portfolio and do not include Acquired Fund Fees and Expenses.

(2)

Pursuant to an Advisory Fee Waiver Agreement, effective through April 30, 2025, SunAmerica Asset Management, LLC (“SunAmerica”) is contractually obligated to waive a portion of its advisory fee under the Investment Advisory and Management Agreement with respect to the Portfolio so that the advisory fee payable by the Portfolio is equal to 0.730% on the first $50 million, 0.630% on the next $100 million, 0.580% on the next $100 million and 0.530% thereafter. This agreement may be modified or discontinued prior to April 30, 2025 only with the approval of the Board of Trustees of SunAmerica Series Trust (the “Trust”), including a majority of the trustees who are not “interested persons” of the Trust as defined in the Investment Company Act of 1940, as amended.

Expense Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem or hold all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same and that all contractual expense limitations and fee waivers remain in effect only for the period ending April 30, 2025. The Example does not reflect charges imposed by the Variable Contract. If the Variable Contract fees were reflected, the expenses would be higher. See the Variable Contract prospectus for information on such charges. Although your actual costs may be higher or lower, based on these assumptions and the net expenses shown in the fee table, your costs would be:

	1 Year	3 Years	5 Years	10 Years

Class 1	$90	$285	$497	$1,106

Class 2	106	335	583	1,292

Class 3	115	363	631	1,396

JPMorgan Ultra-Short Bond Portfolio

Comment No. 2:

The subsection of the Prospectus entitled “Portfolio Summary: SA JPMorgan Ultra-Short Bond Portfolio (Formerly, SA DFA Ultra Short Bond Portfolio) – Principal Investment Strategies of the Portfolio” states that the Portfolio may invest in asset-backed securities and mortgage-backed securities.

April 24, 2024

(a)	Please confirm that the Portfolio’s investment in such securities is expected to be less than 15% of its net assets.

(b)

Given the liquidity profile of these investments, please explain how the fund determined that its investment strategy is appropriate for the open-end structure. Your response should include information concerning the relevant factors referenced in the release adopting rule 22e-4 under the 1940 Act. Your response may also include general market data on the types of investments you intend to hold. See Investment Company Liquidity Risk Management Programs, Investment Company Act Release No. 32315 (Oct. 13, 2016) at pp. 154-155.

Response No. 2:	The Registrant confirms that the Portfolio may invest greater than 15% of its net assets in structured securities, including asset-backed securities (“ABS”) and mortgage-backed securities (“MBS”).

As disclosed in the Registration Statement, under Rule 22e-4 under the 1940 Act (the “Liquidity Rule”), no more than 15% of the Portfolio’s net assets may be invested in illiquid investments. As a result, the Portfolio’s portfolio will largely consist of liquid assets, including liquid ABS and MBS. ABS and MBS will be deemed liquid if the Portfolio reasonably expects that such securities can be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of those securities, in accordance with the Liquidity Rule.

As required by the Liquidity Rule, the Portfolio has adopted a liquidity risk management program (the “Liquidity Program”), and the Registrant’s Board of Trustees has appointed SunAmerica Asset Management, LLC (“SunAmerica”) as the liquidity risk program administrator of the Liquidity Program. SunAmerica believes, based on the subadviser’s extensive experience in managing open-end funds with structured securities, including ABS and MBS, as well as its knowledge of the markets for those securities, that the majority of the ABS and MBS in which the Portfolio will invest will be considered at least moderately liquid, and currently anticipated to be highly liquid, pursuant to the Liquidity Rule.

As an initial matter, many MBS are considered U.S. government securities (for example, if they are issued or guaranteed by the U.S. government, its agencies and/or instrumentalities (“Agency MBS”)), which as the Staff is aware are considered amongst the most liquid securities in existence today. Further, even other MBS and ABS trade in very liquid markets, as shown in the average daily trading volume in those markets. Additionally, ABS and MBS are TRACE eligible with transparent data available real-time with respect to daily trading in such investments at the security level. The table below reflects the average daily trading volume of Agency MBS, non-Agency MBS, and ABS during 2023:

April 24, 2024

Average 2023 Daily Volume ($ million)
Agency MBS	254,677
Non-Agency MBS	593
Commercial MBS	744
ABS	926

In addition, the Registrant notes that many other open-end funds registered under the 1940 Act operate strategies with similar, or greater, exposure to ABS and MBS and the Staff has not provided any reason why the Portfolio’s exposure to these securities would impair its ability to comply with the requirements of the Liquidity Rule as compared to such other open-end funds.

Comment No. 3:

The subsection of the Prospectus entitled “Portfolio Summary: SA JPMorgan Ultra-Short Bond Portfolio (Formerly, SA DFA Ultra Short Bond Portfolio) – Principal Investment Strategies of the Portfolio” states that the Portfolio may invest in collateralized loan obligations (CLOs). Please include Illiquidity Risk and Settlement Risk as risks for the Portfolio.

Response No. 3:	The Registrant will add “Illiquidity Risk” in the Amendment, but the Registrant submits that it does not consider “Settlement Risk” to be a principal risk of investing in the Portfolio.

Comment No. 4:

The subsection of the Prospectus entitled “Portfolio Summary: SA JPMorgan Ultra-Short Bond Portfolio (Formerly, SA DFA Ultra Short Bond Portfolio) – Principal Investment Strategies of the Portfolio” states that the subadviser considers environmental, social and governance (“ESG”) factors with respect to the Fund’s investments. Please briefly identify some examples of ESG criteria and also advise why there is no ESG risk for the Fund.

Response No. 4:	The Registrant will add “ESG Investment Risk” as a principal risk and will supplement the ESG discussion as follows:

The subadviser allocates the Portfolio’s assets among a range of sectors based on strategic positioning and other tactical considerations. In buying and selling investments for the Portfolio, the subadviser looks for market sectors and individual securities that it believes will perform well over time. The subadviser selects individual securities after performing a risk/reward analysis that includes an evaluation of their characteristics including income, interest rate risk, credit risk and the complex legal and technical structure of the transaction. As part of its security selection strategy, the subadviser seeks to assess the impact of environmental, social and governance (ESG) factors on many issuers in the universe in which the Portfolio may invest. ESG factors assessed may include, but are not limited to, issues related to the quality and function of the natural environment, such as climate change resilience and greenhouse gas

April 24, 2024

emissions; social issues related to the rights, wellbeing and interests of people and communities, such as discrimination prevention and workplace safety; and governance issues relating to the way companies are managed and overseen, such as board diversity and executive compensation. The subadviser’s assessment is based on an analysis of key opportunities and risks across industries to seek to identify financially material issues with respect to the Fund’s investments in issuers and ascertain key issues that merit engagement with issuers. These assessments may not be conclusive and securities of issuers that may be negatively impacted by such factors may be purchased and retained by the Fund while the Fund may divest or not invest in securities of issuers that may be positively impacted by such factors.

Comment No. 5:	The Staff notes that the risk factors are in alphabetical order. Please order the risk factors to prioritize the risks that are most likely to adversely affect the Fund. Please see ADI 2019-08.

Response No. 5:

The Registrant notes that not all of the risk factors are in alphabetical order and respectfully submits that the order of the principal risks is appropriate and declines to make this change at this time.

SA PIMCO Global Bond Opportunities Portfolio

Comment No. 6:

Footnote 1 to the fee table in the section of the Prospectus entitled “Portfolio Summary: SA PIMCO Global Bond Opportunities Portfolio (Formerly, SA Goldman Sachs Global Bond Portfolio) – Fees and Expenses of the Portfolio” references a Fee Waiver Agreement. Please identify this agreement on the exhibit list in the Part C or file it with the Amendment.

Response No. 6:	The Registrant confirms that the Fee Waiver Agreement will be filed with the Amendment.

Comment No. 7:	Please confirm that there is no recoupment of fees waived pursuant to the Advisory Fee Waiver Agreement.

Response No. 7:	The Registrant confirms that there is no recoupment of fees waived pursuant to the Advisory Fee Waiver Agreement.

Comment No. 8:

In the subsection of the Prospectus entitled “Portfolio Summary: SA PIMCO Global Bond Opportunities Portfolio (Formerly, SA Goldman Sachs Global Bond Portfolio) – Principal Investment Strategies of the Portfolio,” the Portfolio appears to define “global” by reference to investing 25% of its assets in instruments that are economically tied to non-U.S. countries. Please advise why this limited exposure outside the U.S. is appropriate for a fund who’s name suggests a global focus.

April 24, 2024

Response No. 8:

The Registrant notes that, in addition, to the Portfolio having a policy to invest at least 25% of its net assets in instruments that are economically tied to foreign (non-U.S.) countries, it has a policy to invest in securities that are economically tied to at least three countries. The Registrant believes that such policies are appropriate for a fund with the term “global” in its name.

Comment No. 9:	Please disclose how the Portfolio determines that instruments are “economically tied” to non-U.S. countries.

Response No. 9:

The Registrant notes that the subsection of the Prospectus entitled “Additional Information About the Portfolios’ Investment Strategies and Investment Risks – SA PIMCO Global Bond Opportunities Portfolio” includes the following disclosure, which explains how the Portfolio determines whether an instrument is “economically tied” to a non-U.S. country:

“With respect to the Portfolio, PIMCO generally considers an instrument to be economically tied to a non-U.S. country if the issuer is a foreign government agency, authority or instrumentality of such government), or if the issuer is organized under the laws of a non-U.S. country, except that PIMCO will consider different criteria for certain types of securities, as noted below. A Fund’s investments in foreign (non-U.S.) securities may include American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”), Global Depositary Receipts (“GDRs”) and similar securities that represent interests in a non-U.S. company’s securities that have been deposited with a bank or trust and that trade on a U.S. exchange or over-the-counter. ADRs, EDRs and GDRs may be less liquid or may trade at a different price than the underlying securities of the issuer. In the case of commercial paper and certificates of deposit, such instruments will be considered economically tied to a non-U.S. country if the ‘country of exposure’ of such instrument is a non-U.S. country, as determined by the criteria set forth below. With respect to derivative instruments, PIMCO generally considers such instruments to be economically tied to non-U.S. countries if the underlying assets are foreign currencies (or baskets or indexes of such currencies), or other assets that PIMCO considers to be economically tied to a non-U.S. country.”

Comment No. 10:

The last paragraph of the subsection of the Prospectus entitled “Portfolio Summary: SA PIMCO Global Bond Opportunities Portfolio (Formerly, SA Goldman Sachs Global Bond Portfolio) – Principal Investment Strategies of the Portfolio” includes a reference to duration. Please include a sentence explaining duration.

Response No. 10:	The requested disclosure will be added in the Amendment.

Comment No. 11:

The subsection of the Prospectus entitled “Portfolio Summary: SA PIMCO Global Bond Opportunities Portfolio (Formerly, SA Goldman Sachs Global Bond Portfolio) – Principal Investment Strategies of the Portfolio” states that the Portfolio may invest in asset-backed securities and mortgage-backed securities.

April 24, 2024

(a)	Please confirm that the Portfolio’s investment in such securities is expected to be less than 15% of its net assets.

(b)

Given the liquidity profile of these investments, please explain how the fund determined that its investment strategy is appropriate for the open-end structure. Your response should include information concerning the relevant factors referenced in the release adopting rule 22e-4 under the 1940 Act. Your response may also include general market data on the types of investments you intend to hold. See Investment Company Liquidity Risk Management Programs, Investment Company Act Release No. 32315 (Oct. 13, 2016) at pp. 154-155.

Response No. 11:	The Registrant confirms that the Portfolio may invest greater than 15% of its net assets in structured securities, including ABS and MBS.

As disclosed in the Registration Statement, under the Liquidity Rule, no more than 15% of the Portfolio’s net assets may be invested in illiquid investments. As a result, the Portfolio’s portfolio will largely consist of liquid assets, including liquid ABS and MBS. ABS and MBS will be deemed liquid if the Portfolio reasonably expects that such securities can be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of those securities, in accordance with the Liquidity Rule.

As required by the Liquidity Rule, the Portfolio has adopted a Liquidity Program, and the Registrant’s Board of Trustees has appointed SunAmerica as the liquidity risk program administrator of the Liquidity Program. SunAmerica believes, based on the subadviser’s extensive experience in managing open-end funds with structured securities, including ABS and MBS, as well as its knowledge of the markets for those securities, that the majority of the ABS and MBS in which the Portfolio will invest will be considered at least moderately liquid, and currently anticipated to be highly liquid, pursuant to the Liquidity Rule.

As an initial matter, many MBS are considered U.S. government securities (for example, if they are Agency MBS), which as the Staff is aware are considered amongst the most liquid securities in existence today. Further, even other MBS and ABS trade in very liquid markets, as shown in the average daily trading volume in those markets. Additionally, ABS and MBS are TRACE eligible with transparent data available real-time with respect to daily trading in such investments at the security level. The table below reflects the average daily trading volume of Agency MBS, non-Agency MBS, and ABS during 2023:

Average 2023 Daily Volume ($ million)
Agency MBS	254,677
Non-Agency MBS	593
Commercial MBS	744
ABS	926

April 24, 2024

In addition, the Registrant notes that many other open-end funds registered under the 1940 Act operate strategies with similar, or greater, exposure to ABS and MBS and the Staff has not provided any reason why the Portfolio’s exposure to these securities would impair its ability to comply with the requirements of the Liquidity Rule as compared to such other open-end funds.

Comment No. 12:

The Staff notes that the subsection of the Prospectus entitled “Portfolio Summary: SA PIMCO Global Bond Opportunities Portfolio (Formerly, SA Goldman Sachs Global Bond Portfolio) – Principal Risks of Investing in the Portfolio” includes “Illiquidity Risk.” Please also include “Settlement Risk” as it appears to be applicable to the Portfolio.

Response No. 12:	The Registrant submits that it does not consider “Settlement Risk” to be a principal risk of investing in the Portfolio.

Comment No. 13:

The Staff notes that the subsection of the Prospectus entitled “Portfolio Summary: SA PIMCO Global Bond Opportunities Portfolio (Formerly, SA Goldman Sachs Global Bond Portfolio) – Principal Risks of Investing in the Portfolio” includes “Short Sales Risk.” Please confirm that the costs of any short sales will be included in “Other Expenses” in the fee table.

Response No. 13:	The Registrant confirms that the costs of any short sales by the Portfolio will be included in “Other Expenses” in the fee table.

Comment No. 14:

The Staff notes that the Prospectus for both Portfolios includes “Foreign Sovereign Debt Risk.” Please clarify in the Statement of Additional Information that investments in sovereign debt of any single country are considered investments in a single industry for concentration purposes.

Response No. 14:

The Registrant confirms that that investments in sovereign debt of any single country are considered investments in a single industry for concentration purposes, but has not included disclosure, as it generally does not include definitions of specific industries in the Statement of Additional Information.

* * * * * * * * * *

April 24, 2024

Please do not hesitate to contact me at (212) 728-8094 if you have comments or if you require additional information regarding the Portfolios.

Respectfully submitted,

/s/ David C. Howe

David C. Howe

cc:	Katherine D. Fuentes, Esq., SunAmerica Asset Management, LLC
Edward J. Gizzi, Esq., SunAmerica Asset Management, LLC
Jennifer M. Rogers, Esq., SunAmerica Asset Management, LLC
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP